TSX.V: VZLA  NYSE: VZLA

FOR IMMEDIATE RELEASE	February 17, 2022

VIZSLA REPORTS HIGH METALLURGICAL TEST RECOVERIES FOR NAPOLEON:
93% SILVER AND 90% GOLD

Vancouver, British Columbia (February 17, 2022) - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce initial metallurgical test results for the Napoleon Resource Area ("Napoleon") at its 100%-owned flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico.

Highlights:

  Open circuit rougher bulk flotation testing yielded recoveries of up to 93% for silver (Ag), 90% gold (Au), 94% lead (Pb), and 94% zinc (Zn);
  Open circuit rougher sequential flotation testing yielded lead and zinc concentrates with combined recoveries up to 88% Ag, 88% Au, 96% pb and 96% Zn;
  Direct cyanide leach tests yielded recoveries of up to 87% Ag and 93% Au after 48 hours retention time; and,
  Gravity separation testing highlighted recoveries of 29% Ag and 40% Au.

"The results of preliminary metallurgical testing at Napoleon are a major milestone for Panuco as it significantly de-risks the Project ahead of the maiden resource in the first quarter of 2022," commented Michael Konnert, Vizsla President & CEO. "Given the historical production in the district, we had a good indication that Panuco metallurgy would be amenable to standard processing methods. With high precious metals recoveries demonstrated through a variety of different processing flowsheets, the Project has considerable flexibility in terms of processing strategies. As we move forward, the project team will be able to evaluate and select the best option, or use multiple processing options to optimize project returns."

Metallurgical Test Program Overview

As the first metallurgical testing program conducted by Vizsla at Panuco, the objective was to assess the wide range of viable processing alternatives that could be applied to successfully recover precious and base metals from mineralized material at Napoleon. The metallurgical test program consisted of geo-metallurgical characterization, comminution testing, cyanide leach testing, gravity recovery, grind size sensitivity, bulk and sequential flotation assessments.

A total of ~330 kg of core material was selected from six mineralized drill holes defining ten litho-based point samples. The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade and potential dilution. The samples were blended to create a 65 kg master composite, which all subsequent tests were based on.

The test program was designed and supervised by Ausenco Engineering Canada Inc. and completed by ALS Canada Ltd. out of Kamloops, BC.

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Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Table 1: Summary of results from optimized test work. *Open circuit tests

Sequential & Bulk Flotation: Conventional open circuit sequential lead rougher and zinc rougher flotation tests were conducted on the master composite to assess the sample's amenability to recover precious and base metals into separate marketable lead and zinc concentrates. Grind size sensitivity analysis highlighted a P80 of 63 µm as the potential optimum primary grind. Following the rougher steps, the individual lead and zinc concentrates were reground (P80 of 19 µm for lead and 36 µm for zinc) and subjected (respectively) to a two-stage open circuit cleaner flotation testwork.

Open circuit bulk rougher and cleaner flotation tests were conducted to investigate the sample's amenability to recover base and precious metals into a single marketable concentrate. The bulk rougher concentrate was reground and subjected to open circuit cleaner flotation testwork consisting of two stages. Based on the sequential flotation testing results, a P80 of 63 µm was selected as the primary grind, while 31 µm was selected as the regrind target.

Cyanide Leaching: Bottle roll cyanidation testing was completed on the Napoleon master composite using a grind size of P80 63 µm, retention time of 48 hours, and a pH of 11-11.5. Results indicate a strong extraction profile, yielding 93% for gold and 87% for silver after 48 hours. Reagent consumption was 2.5 kg/tonne of NACN and 0.5 kg/tonne of lime. Liquor assays indicated low levels of impurities indicating leaching was highly successful in selectively leaching precious metals from the mineralization with limited dissolution of other elements.

Gravity Testing: The program tested the Napoleon master composite response to gravity concentration via a Knelson concentrator followed by a hand panning program. Consistent with the other tests, a grind size of P80 63 µm was selected. Whole ore gravity testing demonstrated that 40% Au and 29% Ag were recoverable.

Comminution: The Napoleon composite material is considered to be a moderately hard mill feed, returning a bond ball work index (BBWi) of 16.8 kWh/tonne, which is consistent with similar ore material from nearby Mexican projects.

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Future Work Programs

Based on these attractive results, the Company plans to complete further metallurgical testwork following the announcement of its maiden resource estimate in Q1 2022.

Similar metallurgical testwork is currently underway for the Tajitos area mineralization. Once complete, the combined metallurgical test results will guide the processing strategy for potential development of the western portion of the Panuco district.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 120,000 meters of drilling at Panuco leading to the discovery of several new high-grade veins. With an ongoing fully funded +120,000-meter drill program, the Company is well positioned to deliver a maiden project resource in the first quarter of 2022 while in parallel continuing to explore the significant upside potential remaining in the district.

About Ausenco

Ausenco is a global company redefining what's possible. Their team is based across 26 offices in 14 countries, with projects in over 80 locations worldwide. Combining their deep technical expertise with a 30-year track record, they provide innovative, value-add consulting and engineering studies and project delivery, asset operations and maintenance solutions to the mining & metals, oil & gas, and industrial sectors.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

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Qualified Person

The Company's disclosure of metallurgical information in this press release has been collated and reviewed by Kevin Murray, P.Eng, of Ausenco.  All scientific and technical information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla. Messrs. Murray and Dupuis are Qualified Persons as defined under the terms of National Instrument 43-101.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward‐looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things: the commencement of trading on the NYSE American, the ceasing of trading on the OTCQB, the exploration, development, and production at Panuco, including drilling programs and mobilization of drill rigs; and completion of a maiden resource estimate.

Forward‐looking statements and forward‐looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

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These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward‐looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated, or intended. Vizsla does not intend, and does not assume any obligation, to update these forward‐looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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